Lightbridge Corporation

11710 Plaza America Drive, Suite 2000

Reston, Virginia 20190

Phone (571) 730-1200

June 2, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lightbridge Corporation Registration Statement on Form S-3 (File No. 333-287563) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Lightbridge Corporation, a Nevada corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-287563) and declare the Registration Statement effective as of June 4, 2025, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (845) 641-1030, or Kevin Greenslade of Hogan Lovells US LLP at (703) 610-6189 with any questions. Also, please notify Mr. Greenslade when this request for acceleration has been granted.

Very truly yours, Lightbridge Corporation

By:	/s/ Larry Goldman
Name:	Larry Goldman
Title:	Chief Financial Officer

cc:	Kevin Greenslade, Hogan Lovells US LLP